Filed by Xtend AI Robotics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 333-295380

The following shareholder communication was made available on April 29, 2026.

Shareholders,

I am writing to inform you of an important milestone in connection with our proposed business combination with JFB Construction Holdings (Nasdaq: JFB). On April 28, 2026, a critical milestone was achieved with the filing of our combined Information and Registration Statement on Form S-4 with the SEC.

The Form S-4 is a comprehensive disclosure document that provides investors with detailed information about XTEND, JFB, and the terms of the proposed transaction. Having the Form S-4 declared effective by the SEC is one of the principal conditions that must be satisfied before the transaction can close.

This initial filing is a necessary and consequential step forward.

Upon closing of the business combination, the combined business will be organized under a new publicly listed company, Xtend AI Robotics, Inc., which plans to apply to list its common stock on the New York Stock Exchange under the ticker symbol “XTND.”

The SEC will now conduct its review of the filing. We expect to receive comments on the filing from the staff of the SEC over the coming weeks and will provide written responses and file amendments to the Form S-4 based on their feedback. We believe we are well prepared for this process and are working closely with Paul Hastings and our other advisors to ensure that our responses are substantive and submitted in a timely manner.

This filing does not alter the terms of your equity interests. As disclosed in the Form S-4, XTEND is obligated to hold a general meeting of its shareholders to vote on the merger agreement within ten business days following the date on which the Form S-4 is declared effective, you will receive a separate notice from us and voting materials in connection with that meeting in due course. No immediate action is required of you at this time. While the precise timeline remains subject to the pace of the SEC’s review and the satisfaction of all remaining closing conditions, we are actively working towards an expeditious closing.

Reaching this milestone reflects the dedication of the XTEND team. We are proud of how far we have come, and are energized by what lies ahead as we work to bring XTEND to the public markets.

Further communications will be issued as material milestones are achieved. You will have full visibility as things progress.

Thank you, as always, for your continued support.

Aviv Shapira

Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the expected size of the U.S. defense budgets for tactical strike and defense programs, the impact of Xtend receiving U.S. Army Fuze Safety Board for its high-voltage safety and arming system for FPV attack drones, the potential transaction between Xtend Reality Expansion Ltd. (“Xtend”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for Xtend AI Robotics, Inc. (“NewCo”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook”, “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Xtend’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; Xtend and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and Xtend following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact Xtend’s, NewCo’s and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; Xtend’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, Xtend’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and Xtend’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in Xtend’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which Xtend participates, including the impact on Xtend’s reputation and its ability to do business; cyber and other security threats or disruptions faced by Xtend and JFB, its customers or its suppliers and other partners, and changes in related regulations; and Xtend’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of Xtend’s customers. In addition, a number of important factors could cause JFB’s, Xtend’s or NewCo’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 filed by JFB and NewCo, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation Xtend’s investor relations site at https://www.xtend.me/newsroom and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither Xtend nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, NewCo and JFB will filed a registration statement on Form S-4, which included an information statement of JFB and a preliminary prospectus of NewCo. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that JFB may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.